AmeriVet Securities, Inc.
Financial Statement
December 31, 2025

AmeriVet Securities, Inc.
Index
December 31, 2025

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SEC FILE NUMBER
8-46478

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AmeriVet Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1155 Avenue of the Americas, 14th Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Florian Jaze	(212) 803-5050	florian.jaze@amerivetsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Forvis Mazars, LLP
(Name – if individual, state last, first, and middle name)

60 Crossways Park Drive West, Suite 301	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

October 16, 2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Florian Jaze _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AmeriVet Securities, Inc. _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:
Florian Jaze _____
Digitally signed by Florian Jaze
Date: 2026.03.02 16:45:42 -05'00'

Title:
Chief Financial Officer _____

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Forvis Mazars, LLP
60 Crossways Park Drive West, Suite 301
Woodbury, NY 11797
forvismazars.us



Report of Independent Registered Public Accounting Firm

Stockholders' and Board of Directors
AmeriVet Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of AmeriVet Securities, Inc. (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2024

Forvis Mazars, LLP

Woodbury, New York
March 2, 2026

AmeriVet Securities, Inc.
Statement of Financial Condition
December 31, 2025

Assets:

Cash	$	306,992
Receivables from clearing broker		6,378,091
Deposit with clearing broker		500,000
Due from related party		123,892
Underwriting receivables		751,074
Prepaid taxes		97,076
Other receivables from directors		50,000
Prepaid expenses		105,544
Total Assets	**$**	**8,312,669**

Liabilities and Stockholders' equity:

Liabilities:

Accounts payable and accrued expenses	$	788,644
Due to related party		1,405,836
Commissions payable		165,977
Liabilities subordinated to the claims of general creditors		9,000,000
Total Liabilities		**11,360,457**

Commitments and Contingencies:

Stockholders' equity:

Common stock, $0.01 par value; 25,000 shares authorized, 6,909 issued and outstanding		69
Additional paid-in capital		7,764,404
Accumulated deficit		(10,812,261)
Stockholders' equity		**(3,047,788)**
Total Liabilities and Stockholders' equity	**$**	**8,312,669**

The accompanying notes are an integral part of this financial statement.

1.   **Organization and Nature of Business**

AmeriVet Securities, Inc. (the "Company"), was originally incorporated in the state of California on August 6, 1993 and was merged with and into a subsidiary incorporated in the state of Delaware on November 13, 2018, with the subsidiary being sole survivor of the merger with an identical Board of Directors, Officers, and Shareholders. The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). In addition, the Company is a Registered Investment Adviser in the state of California. The Company is certified as a Service-Disabled Veteran Owned Business ("SDVOB").

2.   **Summary of Significant Accounting Policies**

Basis of presentation
The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Use of estimates
The preparation of the financial statement in accordance with U.S. GAAP requires the Company's management to make estimates and assumptions. These estimates and assumptions affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from clearing broker
Receivables from clearing broker results from the Company's securities transactions and are short-term in nature, and accordingly, their carrying amount approximates fair value.

Revenue recognition
The Company recognizes revenue when the following criteria are met: 1) identify the contract(s) with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to the performance obligations in the contract; and 5) recognize revenue when (or as) the entity satisfies a performance obligation. The Company estimates and records provisions for customer quantity rebates as a reduction in revenue in the same period the related revenue is recognized, based upon its historical experience.

Underwriting income
Underwriting income includes underwriting income, net of syndicate expenses, arising from debt and equity securities offerings in which the Company acts as an underwriter or agent. The Company recognizes revenue when the services for the transaction are determined to be completed. For firm commitment underwriting, this is defined as the trade date or syndicate settlement date, which is the point in time when the underwriter purchases the securities from the issuer or the date upon which the securities of a public offering are delivered by the issuer to or for the account of syndicate members.

Underwriting Receivables at December 31, 2025 and 2024 totaled $751,074 and $740,276, respectively.

Selling group income

Selling group income includes trading gains and losses from the Company's trading activities in the primary market, whereby the Company earns a spread for such activity. Realized gains and losses are included in selling group income and are recorded on a trade date basis. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the price and selling group discount has been set by the issuing entity and the risks and rewards of ownership have been transferred to the customer.

Commission income

The Company earns commission income by acting as an agent on behalf of institutional customers. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Riskless principal income

Riskless principal transactions include trading gains and losses from the Company's trading activities in the secondary trading market, whereby the Company earns a spread for such activity. Realized gains and losses are included in net gain from riskless principal transactions and are recorded on a trade date basis. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Referral fees

The Company will on occasion refer its clients to third party firms who provide services unavailable or unviable at the Company. In return, the Company receives a small fee on certain transactions between the referred client and the third party firm. Revenue for referral fees is generally recognized at the point in time that the performance under the arrangement is completed. The arrangement is considered complete at the point in time once all referred customers who have completed transactions covered under the relevant agreement have had the associated referral fees communicated and confirmed.

Credit losses on financial instruments

The Company recognizes and measures credit losses in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 326, *Financial Instruments – Credit Losses* ("ASC 326"). In June 2016, the FASB issued Accounting Standard Update ("ASU") No. 2016-13, "Financial Instruments – Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instruments." This ASU amends several aspects of the measurement of credit losses on certain financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses ("CECL") model. Under CECL, the allowance for credit losses on financial assets that are measured at amortized cost reflects management's estimates of credit losses over the remaining expected life of such assets. Expected credit losses for newly recognized financials assets, as well as changes to expected credit losses during the period, are recognized in earnings.
Accounts receivable are stated at face amount with no allowance for doubtful accounts as the Company concluded it did not have any expected credit losses.

Income taxes

The Company accounts for income taxes using the asset and liability method in accordance with FASB's ASC 740, *Income Taxes*, whereby deferred tax asset and liability account balances are

determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the asset or liability is expected to be realized or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgement regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. The Company includes interest and penalties related to its uncertain tax positions as a part of income tax expense, if any. As of December 31, 2025, the Company determined that it had no uncertain tax positions. The Company is no longer subject to examination by federal, state, and local taxing authorities for years prior to December 31, 2022.

3.   **Segment Reporting**

The Company reports its operating expenses in accordance with FASB ASC 280, Segment Reporting. FASB ASC 280-10 requires that general purpose financial statements include segment information that is prepared using a method referred to as the management approach. The management approach requires that segment information be reported based on how management internally organizes the segments for purposes of allocating resources and assessing performance. The management approach allows financial statement users to see disaggregated information about the entity through the eyes of management and to assess the performance of the segments in the same way that management reviews them.

The determination of an entity's operating segments is the first step in determining what segment information needs to be reported in the entity's financial statements. Operating segments are identified based on management's internal reporting structure, and its operating results are regularly reviewed the Company's Chief Operating Decision Maker ("CODM"). The Company has identified its CODM to be the co-Chief Executive Officers. AmeriVet Securities, Inc. is identified as a single reportable segment, which engages in a single line of business and operates as a single unit operating entity. The operating decisions are made from viewing the entity as a whole, including the review of operating results and regulatory capital levels.

4.   **Related Parties**

The Company maintains an administrative services agreement with one of its shareholders, whereby the shareholder is to provide certain services such as accounting, technology, operation, compliance, human resources, and other services.

As of December 31, 2025, the Company provided two loans to a director totaling $50,000.These loans have interest rates of 3.66% and 3.81%. These loans are set to mature on December 31, 2026. As of December 31, 2025, the Company had $50,000 due from director, recorded under other receivables from directors.

The Company entered into a month-to-month agreement with one of its shareholders for its office space located at 1155 Avenue of the Americas, New York, NY, and separate short-term

agreements with unrelated parties for its shared office spaces located at 625 W Adams Street, Office 20-144, Chicago, IL and 3340 Peachtree Rd, NE Ste, Atlanta, GA.

The amount payable to the related party as of December 31, 2025, totaled $1,405,836. In the event that the Company finds itself in need of additional funding, it retains the option to facilitate funding through issuance of subordinated debt from a related party.

The due from related party as of December 31, 2025, totaled $123,892 and consisted of receivables from affiliates for payroll reimbursements.

The Company's operations and financial position could differ from those that would have been attained if the entities were unrelated.

5.   **Income Taxes**

For income tax reporting, the Company has tax loss carryforwards ("NOLs") available to offset future taxable income. A net deferred tax asset is summarized as follows at December 31, 2025:

Year Ended December 31, 2025

Deferred tax asset	$ 3,837,000
Deferred tax liability	(326,000)
Net deferred tax asset	3,511,000
Valuation allowance	(3,511,000)
Deferred tax asset - net	$ -

The Company has a deferred tax asset and liability to account for temporary differences arising as a result of underwriting receivables, prepaid expenses, accounts payable and accrued expenses, and commissions payable being recorded in different periods for tax reporting purposes than for financial reporting purposes. In addition the Company has a deferred tax asset as a result of net operating loss carryforwards.

A valuation allowance has been established as management believes that it is more likely than not that the NOLs will not be utilized. During the year ended December 31, 2025, the valuation allowance increased by $365,000.

At December 31, 2025, the Company has net operating loss carryforwards for federal income tax purposes of approximately $9,953,000 available to offset future taxable income and may be carried forward indefinitely. For state and local income tax purposes, the Company has net operating loss carryforwards of approximately $9,848,000 and $9,845,000 respectively, available to offset future taxable income expiring at 2044. During the year ended December 31, 2025, the Company increased the net operating loss carryforwards by approximately $1,024,000, $1,019,000, and $1,015,000 for federal, state, and local income tax purposes, respectively.

6.   **Clearance Agreement**

The Company has entered into an agreement with another broker (clearing broker) to execute and clear, on a fully disclosed basis, customer and proprietary accounts of the Company. As part of the agreement, the clearing broker executes orders, settles contracts and transactions in securities, and engages in all cashiering functions, including the receipt, delivery, and transfer of securities

purchased, sold, borrowed, or loaned and the receipt and distribution of interest and principal payments. The Company maintains a clearing deposit of $500,000 with the clearing broker.

7. Employee Benefit Plans

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code ("IRC"). The plan covers substantially all employees and provides for participants to defer salary amounts up to statutory limitations. The Company is not required to make matching or employer profit sharing contributions.

8. Liabilities Subordinated to the Claims of General Creditors

As of December 31, 2025, the Company has eight subordinated loans with a related party in the aggregated amount of $9,000,000. The agreements were approved by FINRA and are part of the computation of net capital under SEC Uniform Net Capital Rule 15c3-1. The loans automatically renew each year on the maturity date for an additional one year period.

The following table presents the outstanding amount as of December 31, 2025:

Effective date	Amount	Maturity	Rate	Type
November 26, 2019	$ 500,000	December 1, 2026	9%	Debt
January 29, 2020	$ 1,000,000	February 1, 2027	9%	Debt
April 15, 2024	1,000,000	April 16, 2027	9%	Debt
July 28, 2020	1,000,000	August 1, 2027	9%	Equity
August 7, 2019	500,000	August 7, 2027	9%	Debt
October 22, 2018	2,000,000	October 22, 2027	9%	Equity
October 22, 2018	1,000,000	October 23, 2027	9%	Equity
October 22, 2018	2,000,000	October 24, 2027	9%	Equity
	$ 9,000,000			

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company had net capital of $5,263,121 which was $5,105,757 above its required net capital of $157,364. The ratio of aggregate indebtedness to net capital was .45 to 1.

10. Off-balance-sheet and Concentration Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer or other party is unable to fulfill its contractual obligations.

The Company seeks to control off-balance-sheet credit risk by monitoring the market value of securities held or given as collateral in compliance with regulatory and internal guidelines. Pursuant to such guidelines, the Company requires additional collateral or reduction of positions, when

necessary. The Company also completes credit evaluations of customers, particularly institutions, where there is thought to be credit risk.

The Company may be liable for charge backs on introduced customer accounts carried by the clearing broker. In addition, the Company may be exposed to off-balance-sheet credit risk in the event the clearing broker is unable to fulfill its contractual obligations.

The Company maintains cash at a bank in excess of Federal Deposit Insurance Corporation ("FDIC") insured limits and is exposed to the credit risk resulting from this concentration. At December 31, 2025, $0 was in excess of FDIC insured limits. The Company has not experienced any losses in such accounts, and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

11. **Litigation and Regulatory Matters**

From time to time, the Company is involved in judicial or regulatory proceedings, arbitration or mediation concerning matters arising in connection with the conduct of its business, including contractual and employment matters. In view of the inherent difficulty of determining whether any loss in connection with such matters is probable and whether the amount of such loss can be reasonably estimated, particularly in cases where claimants seek damages or where investigations and proceedings are in the early stages, the Company cannot estimate the amount of such loss or range of loss, if any.

12. **Subsequent Events**

Management of the Company has evaluated events and transactions that have occurred since December 31, 2025, through the date of this report and determined that there were no events or transactions which took place that would have a material impact on its financial statement.